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January 27, 2025		NR 01 – 2025

Avrupa increases land position close to Pyhäsalmi Mine, Finland

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce the acquisition of two new exploration permits within sight of the Pyhäsalmi Mine headframe through its partnership with Akkerman Finland Oy (“AFOy”).  AFOy acquired the permits from Pyhäsalmi Mine Oy (“PMO”). In addition, both parties have agreed to collaborate in the ongoing exploration around the renowned Pyhäsalmi massive sulfide deposit, mined since 1969. The search is aimed at potential ore extensions and satellite deposits.

As part of the collaboration, PMO transferred its Komunneva and Lehto exploration permits to AFOy.  Both parties signed a sales and purchase agreement on November 21, 2024.  The agreement allows for AFOy to undertake generative exploration work within the permit boundaries, and if successful, potentially turn to PMO for partnering at later stages of exploration and development of a new mineral body.  The initial cost to AFOy was nominal.

These two permits are located directly east of the Mining Concession and cover the presumed lateral extension of the mineral horizon over several kilometers (see Fig.1).

Outline
Komunneva-Lehto
permit area
Open Pit
Pyhäsalmi
Ore body
Alitalo
Ruotasentie
Tornitie
Malmitie
Komunrannantie
ainarintie
vikumpu
560
Tornitie
Pellonpääntie
Halmepelto
Mukuri
16-1-2025
Hostrocks Pyhäsalmi Deposit
hydrothemally altered felsics / mafics
1:28,222
0 0.1 0.2 0.4 mi
0 0.15 0.3 0.6 km
National Land Survey of Finland, Esri, TomTom, Garmin, Foursquare, METI/
NASA, USGS, Esri, NLS, NMA, USGS

Fig 1. Location map of the Komunneva-Lehto permit application area.

Work will initially rely on the enormous database generated during decades of earlier studies, challenged by the structural complexity and large depth extent of the mineralization system (>1.5km).  Despite the large amount of drilling to date, there are still a number of untested, prospective targets. These targets remain relevant, as the mining operation at Pyhäsalmi has not yet reached the end of its operating lifetime.

PMO previously studied these permit areas as part of its Near-Mine exploration program involving multiple geophysical surveys and drilling.  Results to date confirm presence of intense alteration and mineralization along the interpreted lateral extension of the mineral horizon. Historic scout drilling cut anomalous zinc, copper and precious metals’ values in 16 of the 46 holes drilled. AFOy initiated re-analysis of all historic data and information made available as part of the tenement transfers.

Meanwhile, PMO will focus its present ongoing exploration efforts on its Pyhäsalmi Mining Concession area and within a new exploration permit area located immediately to the south of the Mining Concession.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “We are excited to work with Pyhäsalmi Mine Oy to begin new exploration in a clearly, well-mineralized area. Through partner Akkerman Finland Oy, we plan to take aggressive first steps to generate potential discovery of significant mineralization close to the historic mine.  Further information to come after completion of the data compilation process.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  The Company holds one 49%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire Mineira Portugal in an earn-in joint venture agreement.  The Company holds one 49%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources, and is actively advancing four prospects in central Finland through its partnership with Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.